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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012.

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Explanatory Note

This report on Form 6-K/A is being submitted to revise the statement included in the report on Form 6-K of Agnico-Eagle Mines Limited ("AEM") for the month of November 2012, submitted on November 5, 2012, to incorporate by reference exhibit 99.1 to such report on Form 6-K into AEM's registration statements filed with the Securities and Exchange Commission, to provide the correct registration number for AEM's registration statement on Form F-10 and to incorporate exhibit 99.1 by reference into AEM's registration statement on Form F-3D (Reg. No. 333-183723).

EXHIBITS

Exhibit No.	Exhibit Description
99.1	Third Quarter Report 2012*

*
Previously submitted as Exhibit 99.1 to the report on Form 6-K of Agnico-Eagle Mines Limited for the month of November 2012, submitted to the SEC on November 5, 2012.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
(Registrant)
Date: December 19, 2012
	By:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Sr. Vice President, Legal and Corporate Secretary

Exhibit Number 99.1 to the report on Form 6-K of Agnico-Eagle Mines Limited for the month of November 2012, submitted to the SEC on November 5, 2012, is hereby incorporated by reference into Agnico-Eagle Mines Limited's registration statements on Form F-10 (Reg. No. 333-174751), Form S-8 (Reg. Nos. 333-130339 and 333-152004) and Form F-3D (Reg. No. 333-183723).

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EXHIBITS
SIGNATURES